Mail Stop 3651

January 10, 2006

CONFIDENTIAL

Via U.S. Mail

Michael H. S. Bowan
Company Secretary
Crusade Management Limited
Level 4, 4-16 Montgomery Street
Kograh NSW 2217, Australia

Re: Crusade Management Limited
Form S-3; Amendment No. 1
Filed December 8, 2005
File No. 333-128920

Dear Mr. Bowan:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments below refer to the blackline copy of amendment no. 1 of this Form S-3.

<u>Disclaimers with Respect to Sales to Non-U.S. Investors, page S-2</u>
<u>Disclaimers, page S-4</u>

2. We note your response to our prior comments 3 and 4. Please provide us with supplemental support of the Australian law which requires these disclaimers.

<u>Credit Enhancements, page 43</u>

<u>Types of Enhancements, page 43</u>

3. Please delete your reference to "credit support swaps" in the last bullet point of this section and throughout this document. Please refer to Item 1115 of Regulation AB for a description of permissible derivative products.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: <u>via facsimile</u>
     Marc Klyman, Esq.
     Mayer, Brown, Rowe & Maw LLP
     (312) 706-8158